Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

CAMDEN PROPERTY TRUST AND SUMMIT PROPERTIES INC.
ANNOUNCE MERGER

Houston, Texas (October 4, 2004)-Camden Property Trust (NYSE: CPT) and Summit Properties Inc. (NYSE: SMT) announced today that they have executed a definitive merger agreement pursuant to which Summit will be merged with and into a wholly owned subsidiary of Camden. The total transaction value, including the assumption of Summit debt, is approximately $1.9 billion, or $31.37 per Summit share, based on the closing price of Camden’s shares on October 1, 2004.

“This strategic merger takes both Camden and Summit to the next level in size and potential,” said Richard J. Campo, Chairman and CEO of Camden. “This merger creates the fifth largest multifamily public company in the U.S. with a $5.7 billion total market capitalization and a $2.9 billion equity market cap.”

“This is good news for our stockholders and our Associates,” said Steve LeBlanc, CEO of Summit. “Our stockholders will receive a premium over the current share price as well as a 26% increase in annual dividends for those electing Camden shares in the merger. Our Associates will have the benefit of working with a dynamic, growing organization that, like Summit, has a long tradition of excellence.”

D. Keith Oden, President and COO of Camden, sees this move as the perfect geographic and product alignment. “It is hard to imagine a company that is a better fit than Summit. Their five core markets – Washington, D.C., Southeast Florida, Atlanta, Raleigh and Charlotte – are projected to be in the top 26 employment growth markets for the next five years, and the only shared market with Camden is Charlotte, NC. We believe that this will be the best platform in the industry from which to produce future FFO growth.”

Under the terms of the merger agreement, Summit stockholders may elect, on a share-by-share basis, to receive either $31.20 in cash or 0.6687 of a Camden common share at the closing. These elections are subject to reallocation so that the aggregate amount of cash issued in the merger to Summit’s stockholders will equal approximately $434.4 million. The merger agreement may be terminated by Summit if the value of the share consideration payable to Summit stockholders decreases to below $39.31 per Camden share, during a period leading up to the merger, unless Camden elects to increase the exchange ratio to maintain this value. The limited partners in Summit’s operating partnership will be offered, on a unit-by-unit basis, the opportunity to redeem their partnership units for $31.20 in cash per unit or to remain in the partnership following the merger at a unit valuation equal to 0.6687 of a Camden common share.

The Boards of both companies have approved the transaction, which remains subject to approval by the holders of Camden and Summit common shares and by the holders of limited partnership interests in Summit’s operating partnership. Camden will pay approximately $434.4 million and issue approximately 14.0 million new Camden common shares and operating partnership units in the transaction (assuming that all of the holders of operating partnership units elect to remain in the partnership following the merger). The merger is currently expected to close in the first quarter of 2005.

The merger agreement also calls for two of Summit’s current directors, Messrs. William B. McGuire, Jr. and William F. Paulsen, to join the Camden board following the merger.

Camden currently expects to form a joint venture and transfer to the venture multifamily properties with an estimated value of $450 million to $500 million. Camden anticipates that it will retain a minority interest in the venture and continue to provide property management services for the properties transferred to the venture. Alternatively, Camden may sell these properties to third party purchasers. Camden will use a portion of the proceeds from these transactions to fund the cash portion of the merger consideration.

Deutsche Bank and Locke Liddell & Sapp LLP advised Camden in the transaction. J.P. Morgan Securities Inc. and Goodwin Procter llp advised Summit in the transaction. Additionally, Banc of America Securities LLC advised Camden with respect to financing on this transaction, with Bank of America, N.A. providing a $500 million bridge loan financing commitment.

Camden will host a conference call on Tuesday, October 5, 2004 at 8:30 a.m. Central Time to discuss the merger and related matters. To participate in the call, please dial (800) 901-5213 (domestic) or (617) 786-2962 (international) by 8:20 a.m. Central Time and request the Camden Property Trust Merger Call, Conference Passcode #23555106, or join the live webcast of the conference call by accessing the Investor Relations section of Camden’s website at www.camdenliving.com. A copy of the corresponding presentation materials will be located in the Investors Relations Section of the website on the Investor Presentations page.

As a reminder, Camden is hosting a live webcast of its Annual Investor/Analyst Meeting today from 2:30 p.m. to 5:30 p.m. Central Time in a listen-only mode at www.camdenliving.com in the Investor Relations section, and an audio archive will be available on Camden’s website in the near future. We anticipate that we will begin discussing the proposed merger at approximately 4:15 p.m. Central Time. A copy of all presentation materials will be located in the Investor Relations section of the website on the Investor Presentations page. For those without Internet access, the presentation will be available by mail or fax, upon request. To receive a copy, please call Camden’s Investor Relations at (800) 922-6336 x2787, or (713) 354-2787.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. For additional information regarding Camden, please contact Camden’s Investor Relations Department at (800) 922-6336 x2787 or (713) 354-2787, or visit Camden’s website at http://www.camdenliving.com.

Summit Properties Inc. is a real estate investment trust that focuses on the operation, development, and acquisition of luxury apartment communities. For additional information regarding Summit, please contact Summit at (704) 334-3000, email Summit at email@summitproperties.com, or visit Summit’s website at http://www.summitproperties.com.

In addition to historical information, this press release contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements’ beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed by with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.